Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Mr. Yip Kok Thi, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgir.com/

WSP Holdings Reports Second Quarter 2008 Results

Wuxi, China, August 15, 2008—WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the quarter ended June 30, 2008.

Highlights for the Second Quarter 2008 and Recent Developments

●	Net revenue was $199.2 million, an increase of 55.1% from the second quarter of 2007

●	Gross profit was $54.7 million, an increase of 62.2% from the second quarter of 2007

●	Income from operations was $42.4 million, an increase of 47.6% from the second quarter of 2007

●	Net income was $26.0 million, an increase of 24.7% from the second quarter of 2007

●	Non-API product sales were $77.8 million, an increase of 115.1% from the second quarter of 2007

●	Sales to international customers were $123.4 million, an increase of 73.7% from the second quarter of 2007

●	Entered into a definitive agreement to acquire 100% equity ownership of Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”), a steel and iron manufacturing company

●	Received significant new purchase orders for 8,217 tonnes of API products from the United States and 2,246 tonnes of non-API products from Thailand

“We continued our strong growth during this past quarter.  Our net revenue increased because of strong growth in the sales of non-API products, robust demand from overseas customers, and higher average selling prices for all of our products,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings.  “We also used proceeds from our public offering last December to expand our manufacturing capacity, acquire a Chinese steel and iron manufacturing company, and expand our overseas marketing and sales network.”

“The purchase of Mengfeng is part of our plan to become a vertically integrated business. Mengfeng’s production will ensure that we will have adequate supplies of steel and iron billets. We plan to use Mengfeng to expand our metallurgical research and develop specialized alloys for use in high-end non-API OCTG products. A stable source of high quality material at a lower cost will enhance our ability to meet the needs of our domestic and international customers,” concluded Mr. Longhua Piao.

Second Quarter 2008 Results

WSP Holdings’ net revenue in the second quarter of 2008 was $199.2 million, an increase of 55.1% from $128.4 million in the second quarter of 2007.  Sales volume was 138,599 tonnes for the second quarter of 2008, up 21.7% from 113,879 tonnes in the second quarter of 2007.

Strong growth in sales of non-API products contributed significantly to increased net revenue in the second quarter of 2008.  Non-API products, which are products that are tailor-made to meet customers’ specifications, are generally manufactured to a higher standard than API products and have higher selling prices than API products.  Non-API product sales volume was 41,788 tonnes in the second quarter of 2008, an increase of 72.6% from 24,214 tonnes in the second quarter of 2007.  Sales of non-API products were $77.8 million in the second quarter of 2008, an increase of 115.1% from sales of $36.2 million in the second quarter of 2007.  Non-API accounted for 39.1% of the Company’s net revenue in the second quarter of 2008, compared to 28.2% in the second quarter of 2007.

API product sales volume was 74,645 tonnes in the second quarter of 2008, a 0.2% increase from 74,528 tonnes sold in the second quarter of 2007.  API product sales were $101.9 million in the second quarter of 2008, a 27.4% increase from sales of $80 million in the second quarter of 2007.  Sales of other products were $19.5 million in the second quarter of 2008, up 58.9% from $12.3 million in the second quarter of 2007.

Gross profit in the second quarter of 2008 was $54.7 million, an increase of 62.2% from $33.7 million in the second quarter of 2007.  Gross profit margin was 27.5%, compared to 26.3% in the second quarter of 2007.  Gross profit margin increased because of higher average selling prices for non-API products, API products and other products, as well as the increased sales of higher margin non-API products.

Operating expenses in the second quarter of 2008 were $12.3 million, an increase of 145.9% from $5.0 million in the second quarter of 2007.  Operating expenses increased because of higher marketing and selling expenses related to higher costs of post-sales and on-site technology support and increased sales commissions to sales representatives involved in overseas sales.  General and administrative expenses increased because the overall scale of production expanded, and there were higher salary expenses due to hiring additional employees.

Income from operations in the second quarter of 2008 was $42.4 million, an increase of 47.6% from the second quarter of 2007.  Operating margin was 21.3% in the second quarter of 2008, compared to 22.4% in the second quarter of 2007.

Net interest expense was $4.9 million in the second quarter of 2008 compared to $2.1 million in the second quarter of 2007.  Although offset by higher interest income earned by the proceeds from the Company’s initial public offering, net interest expense increased because of larger bank loans due to more working capital required for increased scale operations.

Income tax expense was $10.5 million, an increase of 110.1% from the second quarter of 2007.  Income tax expense increased in the second quarter of 2008 as a result of a higher tax rate of 25% compared to an income tax rate of 15% in the second quarter of 2007, as well as payment of a deferred tax relating to a withholding tax on certain unremitted dividends from subsidiaries in China.

Net foreign exchange loss in the second quarter of 2008 was $1.1 million due to the depreciation of the U.S. Dollar against the Chinese Renminbi.  Sales to overseas customers denominated in U.S. Dollars increased in the second quarter of 2008 from the second quarter of 2007.

Net income was $26.0 million in the second quarter of 2008, an increase of 24.7% from $20.8 million in the second quarter of 2007.

Basic and diluted earnings per ADS were both $0.25 for the second quarter of 2008, compared to $0.28 for both in the second quarter of 2007.

There were 205,789,800 fully diluted weighted average ordinary shares outstanding as of June 30, 2008, compared to 150,000,000 in the second quarter of 2007.

Six Month Financial Results

Revenues for the first six months of 2008 were $330.4 million, up 44.8% from revenues of $228.1 million in the first six months of 2007.  Gross profit was $86.8 million, up 46.3% from gross profit of $59.3 million for the six months of 2007.  Gross margin was 26.3%, compared to 26.0% for the first six months of 2007.  Operating income was $67.5 million, up 31.3% from $51.4 million for the first six months of 2007.  Net income was $41.8 million, or $0.20 per fully diluted share, compared to $36.8 million, or $0.25 per fully diluted share, for the first six months of 2007.

Financial Condition

As of June 30, 2008, the Company had $277.5 million in cash, cash equivalents and bank balance, down from $300.9 million as of December 31, 2007.  Inventory and accounts receivable increased proportionately with an increase in overall production.

Working capital was $206.9 million as of June 30, 2008, compared to $203 million as of December 31, 2007.  Total shareholders’ equity was $420.6 million as of June 30, 2008, up from $341.1 million as of December 31, 2007.

Recent Developments

From May through July 2008, WSP Holdings’ wholly-owned subsidiaries, Wuxi Seamless Oil Pipes Company Limited (“WSP China”) received purchase orders for 8,217 tonnes of API products from Chickasaw Distributors, Inc. in the United States, and 2,246 tonnes of non-API products from PTTEP Siam Limited in Thailand.

In July 2008, WSP China entered into an agreement with Hebei Bishi Industry Group Co., Ltd. to acquire 100% equity ownership of Mengfeng Special Steel.  WSP China agreed to pay RMB276.8 million in cash in two installments for Mengfeng.  The first installment of RMB141.2 million was made, and the second installment of approximately RMB135.6 million will be made in December 2009. Located in Inner Mongolia, China, Mengfeng primarily engages in the manufacture of crude steel billets with designed annual capacity of 600,000 tonnes of crude steel per year.  WSP China plans to spend an additional estimated RMB50 million to upgrade Mengfeng’s production technology and continue construction of a new iron production line that will be added to the existing crude steel billets manufacturing line.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Time on Friday, August 15, 2008 to discuss results for the quarter ended June 30, 2008.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866-383-7998.  International callers should call 617-597-5329.  The Conference Pass Code is 788 776 18.

Replay of the conference call will be available from 11:00 a.m. Eastern Time on Friday, August 15 to Friday, August 22, 2008.  To access the replay, call 888-286-8010.  International callers should call 617-801-6888.  The Conference Pass Code is 557 670 45.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/.  To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Financial Tables Follow

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended June 30, 2008	3 Months Ended June 30, 2007	6 Months Ended June 30, 2008	6 Months Ended June 30, 2007

Net revenues	199,220	128,447	330,409	228,108
Cost of revenues	(144,484)	(94,702)	(243,653)	(168,803)
Gross profit	54,736	33,745	86,756	59,305

Selling and marketing expenses	(6,453)	(1,724)	(8,727)	(3,083)
General and administrative expenses	(5,438)	(4,106)	(10,335)	(5,932)
Other operating (expenses) income	(450)	812	(212)	1,122
Income from operations	42,395	28,727	67,482	51,412

Interest income	1,800	623	4,622	935
Interest expenses	(6,696)	(2,695)	(11,064)	(5,425)
Other income	191	-	383	-
Exchange differences	(1,102)	(465)	(2,729)	(530)
Income before provision for income taxes and minority interests	36,588	26,190	58,694	46,392

Provision for income taxes	(10,499)	(4,998)	(16,569)	(8,937)
Net income before minority interests	26,089	21,192	42,125	37,455
Minority interests	(110)	(359)	(325)	(618)
Net income	$25,979	$20,833	$41,800	$36,837

Weighted average ordinary shares used in computation of earnings per share:
Basic	205,789,800	150,000,000	205,535,303	150,000,000
Diluted	205,789,800	150,000,000	205,535,303	150,000,000

Earnings Per Ordinary Share
Basic	$0.13	$0.14	$0.20	$0.25
Diluted	$0.13	$0.14	$0.20	$0.25

Earnings Per ADS
Basic	$0.25	$0.28	$0.41	$0.49
Diluted	$0.25	$0.28	$0.41	$0.49

Note:     Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2008	December 31, 2007

Assets
Cash and cash equivalents and bank balances	$277,541	$300,889
Accounts and bills receivable, net	224,866	137,497
Other current assets	314,339	187,656
Total Current Assets	$816,746	$626,042

Property and equipment, net	202,104	185,136
Land use rights	15,861	9,553
Other non-current assets	17,088	6,490
Total Assets	$1,051,799	$827,221

Current liabilities	$609,860	$423,032
Other liabilities	5,600	59,063
Total Liabilities	615,460	482,095

Minority interests	15,768	4,002
Total shareholders' equity	420,571	341,124
Total Liabilities and Shareholders' Equity	$1,051,799	$827,221

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